Filed by ViroLogic, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: ACLARA BioSciences, Inc.

Commission File No. 000-29975

In connection with a proposed merger with ACLARA BioSciences, Inc., ViroLogic, Inc. (“ViroLogic”) filed a registration statement on Form S-4 with the Securities and Exchange Commission on June 30, 2004. The registration statement includes a joint proxy statement of ACLARA BioSciences, Inc. (“ACLARA”) and ViroLogic for a meeting of ACLARA’s stockholders to consider and vote upon the proposed merger and for a meeting of ViroLogic’s stockholders to consider and vote upon the issuance of shares of ViroLogic in the proposed merger and an amendment to ViroLogic’s certificate of incorporation. The registration statement when finalized and declared effective will also serve as a prospectus of ViroLogic with respect to the shares and contingent value rights of ViroLogic to be distributed to stockholders of ACLARA pursuant to the merger.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS, AS MAY BE AMENDED FROM TIME TO TIME, BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT VIROLOGIC, ACLARA, THE MERGER AND RELATED MATTERS.

Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by the companies at the SEC’s web site at http://www.sec.gov.

In addition to the joint proxy statement/prospectus, both ViroLogic and ACLARA file annual, quarterly and special reports, proxy statements, registration statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by ViroLogic or ACLARA at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. ViroLogic’s and ACLARA’s filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

ViroLogic, ACLARA and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of ViroLogic and ACLARA with respect to the transactions contemplated by the merger agreement. A description of any interests that ViroLogic’s or ACLARA’s directors and executive officers have in the proposed merger will be available in the joint proxy statement/prospectus. Information regarding ViroLogic’s officers and directors is included in ViroLogic’s 10-K/A filed with the Securities and Exchange Commission on April 23, 2004. Information regarding ACLARA’s officers and directors is included in ACLARA’s 10-K/A filed with the Securities and Exchange Commission on April 29, 2004.

On July 13, 2004, ViroLogic conducted an investment community conference call that was simultaneously webcast. Attached is the transcript from the conference call:

Final Transcript

VLGC - ViroLogic, Inc. Updates 2004 Guidance Conference Call

Thomson StreetEventsSM

Conference Call Transcript

VLGC - ViroLogic, Inc. Updates 2004 Guidance Conference Call

Event Date/Time: Jul. 13. 2004 / 5:00AM PT

Event Duration: N/A

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Final Transcript

VLGC - ViroLogic, Inc. Updates 2004 Guidance Conference Call

CORPORATE PARTICIPANTS

William Young

ViroLogic, Inc. - Chairman of the Board and CEO

CONFERENCE CALL PARTICIPANTS

Sean McKenna

Merriman- Analyst

David Taylor

Taylor Capital - Analyst

Ned Brokaw

Deutsche Bank - Analyst

Chris Leonard

Chesapeake Partners - Analyst

PRESENTATION

Operator

Good day ladies and gentlemen and welcome to the ViroLogic Conference Call to update 2004 guidance.

My name is Carol and I’ll be your coordinator today. At this time, all participants are in a listen only mode. We will be facilitating a question and answer session towards the end of today’s conference. If at anytime during the call you require assistance, please press star followed by zero and a coordinator will be happy to assist you.

As a reminder ladies and gentlemen, this conference call is being recorded. Now it’s my pleasure to turn your presentation over to ViroLogic. Please go ahead.

Thank you. Before we begin I would like to read the following statement.

Certain statements on this conference call are forward-looking and subject to risks and uncertainties and other factors which may cause actual results to differ materially from the anticipated results or other expectations expressed in such forward-looking statements.

These risks and uncertainties include, but are not limited to, the timing of pharmaceutical company clinical trials, risks related to our pending merger with ACLARA Biosciences, Inc., including the risks that the closing conditions of the merger may not be satisfied and the merger may not be completed.

The costs related to the proposed merger may adversely impact ViroLogic’s financial performance, the risks that the Company’s products may not perform, whether ViroLogic’s successfully introduces new products risks related to the implementation of the Company’s Distribution Agreement with Quest, whether others introduce competitive products, the risks that the Company’s products for patient testing may not continue to be accepted or that the increased demand from drug development partners may not develop as anticipated.

For a discussion of these and other factors that may cause ViroLogic’s actual events to differ from those projected, please refer to the Company’s most recent annual report on Form 10-K, Quarterly Reports on Form 10-Q and the Preliminary Joint Proxy/ Prospectus on Form S-4 related to the proposed merger with ACLARA, as well as other subsequent filings with the Securities and Exchange Commission. I would now like to turn the call over to Bill Young, Chairman and CEO of ViroLogic.

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Final Transcript

VLGC - ViroLogic, Inc. Updates 2004 Guidance Conference Call

William Young - ViroLogic, Inc. - Chairman of the Board and CEO

Thank you everyone for joining us this morning. The postponement of a significant clinical trial of a large pharma customer combined with slower than expected growth in our patient testing business necessitated our reviewing and updating revenue guidance for this year.

In determining this revised guidance we’ve rapidly pulled together preliminary estimates for second quarter results. There’s still much work that needs to be done before these will be final, but we wanted to give you visibility as soon as possible. We plan to report final second quarter financial results on August 4th.

Let me first address the trial that’s been postponed. Our pharma customer had initially planned on this trial beginning in May. This start date was then pushed to August and now has been postponed to late this year. This is going to be a large late stage trial for which we originally anticipated recognizing the associated testing revenue of approximately $3.0 million in 2004.

Given the significant size of this particular clinical program, it’s not possible for us to make up the short-fall in other areas of our business. Therefore, because of this information and because we experienced slower than expected growth in patient testing in the first half of the year, we’re revising our revenue guidance for 2004 from $42 million to $47 million to $38 million to $41 million.

This projected revenue range implies approximately 14 percent to 23 percent revenue growth in 2004 over 2003. We remain optimistic about the fundamental need for testing that we provide. We’re the market leader in HIV resistance testing and are providing critical information to doctors treating these patients.

There’s a robust pipeline of clinical drug candidates that can benefit from our testing capability. Moreover, the proposed merger with ACLARA is designed to diversity our future opportunities and apply our knowledge and expertise from the HIV market to the large cancer market making us less dependent on any one clinical trial or disease area.

Let me review what we expect for second quarter 2004 results. We’re estimating that revenue for the second quarter will be approximately $9.2 million. An increase of approximately 16 percent over revenue for the same period in 2003.

Patient testing is estimated to be approximately $6.5 million versus $5.8 million in the first quarter of 2004 an increase of 12 percent and $6.1 million in the second quarter last year. This indicates a renewal in growth and patient testing revenue with the growth primarily coming from PhenoSense GT, driven in part by our new Distribution Agreement with Quest Diagnostics.

Pharma business is estimated to be approximately $2.3 million in the second quarter representing growth of approximately 35 percent year-over-year. Net loss for the second quarter of 2004 is expected to be between $1.4 million and $1.7 million or approximately $0.03 per common share based on 53.5 million weighted average common shares.

The loss was primarily due to lower than anticipated revenue, additional expenses from planned marketing initiatives, and incremental expenses resulting from the proposed merger with ACLARA. We estimate that our cash, restricted cash and short-term investment balance at the end of June will be $10.1 million versus our first quarter 2004 balance of $10.3 million.

We continue to aggressively develop our business in all areas. We remain the go-to company for HIV resistance testing for pharma drug development. To help spur patient testing growth, we’re implementing various marketing and sales initiatives that are also just in the early stages of implementing our agreement with Quest.

Additionally, we continue to develop new access for drug development in patient testing in HIV and infectious diseases. We also expect to have major scientific presence at major HIV conferences and meetings this fall and in the coming year which will continue to further reinforce our scientific leadership in this area.

In addition, the proposed merger with ACLARA is expected to close in the fourth quarter and will provide us with a greatly expanded opportunity to provide molecular diagnostics for personalized cancer treatments.

We look forward to updating you on the merger and giving you more detail about our second quarter results at a regularly scheduled earnings call which is now scheduled for August 4th.

Now let me ask the operator to open up the call for questions.

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QUESTION AND ANSWER

Operator

Thank you very much, sir.

Ladies and gentlemen at this time we will conduct a question and answer portion of the call. If you would like to register a question or a comment, please key star one on your touch-tone telephone. If you wish to withdraw your question, please press star two. One moment please while we compile a list of questions.

And your first question comes to you from the line of Sean McKenna of Merriman. Please go ahead.

Sean McKenna - Merriman - Analyst

Thanks. A couple of questions here. On the patient testing. I was wondering if you guys could talk a little bit about specifically the reasons for the slower growth and comment on where exactly what initiatives you kind of have planned to address the need for the pickup in that growth?

William Young - ViroLogic, Inc. - Chairman of the Board and CEO

Sure. First of all we had in the fourth and first quarter relatively flat patient testing in these quarters. We’ve now seen in the second quarter a sequential increase of about 12 percent which we also see and is supported in the number of specimens coming through between the first and second quarter. We think that’s driven in part by probably three things.

One is that in the first quarter we expanded our sales and marketing organization adding a number of new sales reps and account reps to the organization. They’re out in the field and trained.

Also in the second quarter we conducted a number of physician briefings and physician education sessions which have been historically quite successful at driving business and had actually none of those in the first quarter and lastly we did at the end of April sign a Distribution Agreement—an expanded Distribution Agreement with Quest Diagnostics which in the early returns at least is significantly increasing volume and you have to remember that agreement was signed, but didn’t get really fully implemented until late in May, so I think we’re seeing—and can see it based on accessions coming through the affects of that arrangement. So those things we expect to continue forward through the rest of this year.

Sean McKenna - Merriman - Analyst

Great and Bill could you comment a little bit more on how much you expect to get from the new Quest agreement. In other words, what could in the pickup in volume from the signing of that agreement and can you quantify that a little bit more?

William Young - ViroLogic, Inc. - Chairman of the Board and CEO

The—it’s a little bit early days for me to quantify that totally. What I’d prefer to do is to get another month of results behind us and we’ll talk about that more in our August call.

Sean McKenna - Merriman - Analyst

OK and then with respect to pharma testing. Could you kind of give us a little bit more of an idea of what we should expect in terms of lumpiness in this part of the business. I mean clearly it’s going to be more lumpy than patient testing. But is there anyway to sort of have better visibility down the road in terms of having backup work that’s going to be on hand in case a deal falls through or gets postponed? You know it looks like you’re sort of at the mercy of the customers time—?

William Young - ViroLogic, Inc. - Chairman of the Board and CEO

In fact maybe it’s a good point to explain that we have actually very good relationships with all of our customers. We have some 50 pharma or drug biotech company customers and 20 other entities that we work with. We spend a lot of time with them in their planning efforts and do actually a fair amount of probability adjusting and forecasting.

I think that we have about as much visibility as they do in drug development activities, but I think it’s an inherently risky business and sometimes trials get their way not for reasons that are not even in the control of the drug companies.

So I think we typically can makeup for the smaller trials by getting new business and shuffling things around, but when something happens of the size of this trial it’s very difficult to make up for.

Sean McKenna - Merriman - Analyst

And would you say Bill that you plan on—I mean I guess what I’m getting at is do you plan on sort of adjusting the mix in that business so that you’ve got some smaller projects with a higher—a lower probability rather of postponement or is there anyway to predict that?

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Final Transcript

VLGC - ViroLogic, Inc. Updates 2004 Guidance Conference Call

William Young - ViroLogic, Inc. - Chairman of the Board and CEO

There’s actually quite a range of activities from trials and research projects that might be $10,000 to $20,000 to $50,000 all the way up to several million dollar trials. So there’s already quite a range in the business.

Sean McKenna - Merriman - Analyst

OK that’s it for now. Thanks.

William Young - ViroLogic, Inc. - Chairman of the Board and CEO

OK.

Operator

As a reminder ladies and gentlemen to ask a question, please key star one on your touchtone telephone. One moment please while we see if there are any additional questions.

Your next question comes to you from the line of David Taylor of Taylor Capital. Please go ahead.

David Taylor - Taylor Capital - Analyst

With reference to the incremental expenses resulting from the proposed merger, could you indicate whether they are essentially nonrecurring or whether they will be ongoing and could you give us any order of magnitude on those?

William Young - ViroLogic, Inc. - Chairman of the Board and CEO

They’re typically nonrecurring. They tend to be expenses that for due diligence and consulting that are not capitalizable. I actually don’t have handy here the magnitude—we can provide that on our next call.

David Taylor - Taylor Capital - Analyst

OK, thank you.

Operator

Your next question comes to you from the line of Ned Brokaw of Deutsche Bank. Please go ahead.

Ned Brokaw - Deutsche Bank - Analyst

Good morning. I just was curious whether—if we back out the business—incremental business you got from Quest what would those patient revenues look like? In other words, was there organic growth in your base business with Quest?

William Young - ViroLogic, Inc. - Chairman of the Board and CEO

Yes actually there was. There was quite significant growth particularly in our PSGT product that I mentioned and of the total amount of growth, only about a quarter of it actually came from the Quest Agreement. So we had strong growth from our direct business also in complimenting what we did with costs.

Ned Brokaw - Deutsche Bank - Analyst

Good, thank you.

Operator

Your next question comes to you from the line of Chris Leonard (ph) of Chesapeake Partners. Please go ahead.

Chris Leonard - Chesapeake Partners - Analyst

Hi, good morning, thanks.

William Young - ViroLogic, Inc. - Chairman of the Board and CEO

Good morning.

Chris Leonard - Chesapeake Partners - Analyst

Just as it relates to the merger. Can this in anyway be construed as kind of a material adverse affect here and I guess—perhaps you answered that a little bit in your press release, but are the press releases kind of vetted by both sides and approved? I mean you obviously talked about looking to close it still in the fourth quarter. Was that statement approved by ACLARA?

William Young - ViroLogic, Inc. - Chairman of the Board and CEO

Well basically the answer to your question is that should not affect the merger. The reasons for the combination remain very solid. The merger will expand our product opportunities into disease

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Final Transcript

VLGC - ViroLogic, Inc. Updates 2004 Guidance Conference Call

areas. Initially oncology and to reduce our risk to our shareholders of operating in one therapeutic area.

For ACLARA shareholders we offer diversification from reliance in one therapeutic area. Extensive and unique experience in bringing (inaudible) medicine and products to pharma customers and patients in world class laboratory infrastructure to advance the time to market ACLARA’s products and offerings. I think all the reasons for the merger remain in tact. The status is that we filed a Preliminary S-4 and that’s under review currently.

Chris Leonard - Chesapeake Partners - Analyst

And I would appreciate—that and I agree with you. I was just wondering, I just wanted to clarify and make sure that you’d obviously spoken to ACLARA as it relates to this and that they had signed off on the language used in the press release.

William Young - ViroLogic, Inc. - Chairman of the Board and CEO

We’re basically in the state since the merger has not completed we’re each operating as independent entities currently.

Chris Leonard - Chesapeake Partners - Analyst

OK and the last question and kind of what I was getting to. Is ACLARA as committed to the merger as you seem this morning?

William Young - ViroLogic, Inc. - Chairman of the Board and CEO

We have no reason to believe otherwise.

Chris Leonard - Chesapeake Partners - Analyst

OK thank you.

Operator

Your next question comes to you from the line of Sean McKenna of Merriman. Please go ahead.

Sean McKenna - Merriman - Analyst

Hi Bill. Just a follow-up please. You had mentioned that basically the size of trials in your customer base spans like quite a large range. I was wondering if there’s anyway you can give us an idea of what the revenue opportunity, to just clarify if $10 million to $50 million and I think you said or $30 million and or is it still the size of the projects and how much would you expect in pharma testing revenues off of those projects? I guess I’m trying to get a sense of—?

William Young - ViroLogic, Inc. - Chairman of the Board and CEO

Sure. We actually still believe that the proportion of pharma business that we’ll have will be about a third of our total revenue and I think that percentage still will hold for this year, but the size of the trials and work per company can vary greatly and that’s what I was referring to from—you know tens of thousands to several million depending on the size of the trial and its stage. So there’s quite a spectrum of activity that goes on in that business. But it’s about a third of the total annual revenue.

Sean McKenna - Merriman - Analyst

OK thanks.

Operator

As a reminder ladies and gentlemen if you wish to ask a question, please key star one. Your next question comes as a follow-up question from David Taylor of Taylor Capital. Please go ahead.

David Taylor - Taylor Capital - Analyst

In referencing the slowdown in the growth in patient testing in the first half your revised guidance reflects that. Are you making any allowance for possible continuation of this slowdown in the second half? Specifically, what is a accounting for the slowdown in growth in patient testing and again, do you revise numbers to only reflect what’s happened to date in your anticipation of the impact on the second quarter or would it also anticipate any additional affect in the second half as well if whatever’s affecting continues?

William Young - ViroLogic, Inc. - Chairman of the Board and CEO

I think the way to characterize it in my mind is that we are not going to be able to make up for slightly slower growth in the first quarter. We’re seeing now renewed growth in the second quarter. We think this is directly a result of the marketing and sales initiatives that were implemented in the first quarter and do expect additional growth in the remainder of the year.

David Taylor - Taylor Capital - Analyst

Thank you.

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Final Transcript

VLGC - ViroLogic, Inc. Updates 2004 Guidance Conference Call

Operator

There are no further questions in queue. This is going to conclude the question and answer portion of today’s call. I will now turn your presentation back to ViroLogic for closing remarks.

William Young - ViroLogic, Inc. - Chairman of the Board and CEO

Well thank you very much for—if you’re on the West Coast getting up at this early time and appreciate you joining us. We’ll have much more information for you on our August 4th conference call where we report the final results and we’ll look forward to having you on that call. Thank you very much.

Operator

Ladies and gentlemen thank you for your participation in today’s conference.

This concludes your presentation and you may now disconnect.

Have a great day.

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